[JONES DAY LETTERHEAD]

February 27, 2017

BY EDGAR

H. Roger Schwall
Assistant Director, Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:                          FTS International, Inc.
Registration Statement on Form S-1
Filed February 10, 2017
File No. 333-215998

Ladies and Gentlemen:

FTS International, Inc. (the “Company”) today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-215998) (as amended, the “Registration Statement”).  On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated February 24, 2017.  Under separate cover, the Company has supplementally provided the Staff the materials referenced in this response letter.  For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response.  Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

General

1.                                      We understand from your response to prior comment three that you will revise your registration statement to include audited financial statements through December 31, 2016 and related disclosures in a future amendment.  We will continue our review once you have provided these financial statements and additional disclosures.

Response:  The Company acknowledges the Staff’s comment and has included in the Registration Statement audited financial statements through December 31, 2016 and related disclosures.

2.                                      We note that in response to prior comment four, you have added disclosure indicating the number of stages fractured and the average number of stages completed per fleet are utilized to measure your activity, productivity and efficiency. However, you also explain that the number of stages per well generally varies by basin, customer, and formation characteristics and that the composition of fleets also differs in various respects, such as the number of hydraulic fracturing units and blenders.

United States Securities and Exchange Commission

February 27, 2017

Please further expand your disclosures to clarify how the number of stages fractured and the average number of stages completed per fleet constitute measures of productivity and efficiency, as may be apparent in contrast with some physical attributes of the work completed, correlation with geological attributes, and measures of utilization. For example, indicate the sum of fracturing stage lengths completed, also the range of lengths and how the mix within the ranges compare for each period, and correlate with the various regions in which your fleets have been deployed.  Please discuss any material factors impacting comparability.

Also explain how the composition of fleets are decided and if individual fleets have contributed disproportionally to your various metrics based on fracking stages completed, explain the reasons, whether due to equipment, customer preferences or regional/geological differences.  We reissue prior comment four.

The Company acknowledges the Staff’s comment and has revised pages (ii) and 58 to further explain the metrics “stages fractured” and “stages per fleet” as measures of our activity and our efficiency, and also to explain the limitations on the use of such metrics.  The paragraph added on page (ii) under the heading “Comparability of Operating and Statistical Metrics” clarifies why management believes stages fractured and stages per fleet are the more relevant measures of activity and efficiency and also explains a number of material factors that affect their usefulness and comparability from period to period.  The revised paragraph on page 58 clarifies that the Company maintains a consistent presence in each operating basin.  Therefore, the Company believes that the primary contributor to the number of stages completed in a quarter is its ability to reduce downtime on its equipment, and not other physical attributes of the work completed, correlation with geological attributes, sum of fracturing lengths completed or other regional differences.  In addition, management does not use information on these other factors when making operating decisions.

The Company believes the level of detail provided in the Registration Statement regarding the operating and statistical metrics used therein, as supplemented by the additional disclosures referred to above, will enable readers to understand the material factors affecting operating activity and efficiency.

The Company has also revised page 59 to clarify that a fleet is defined as a group of equipment that is needed to meet a customer’s completion schedule and job specifications.  The Company also advises the Staff that the primary fleet characteristic that varies is the number of pumps needed to execute the fracture, which is a formulaic determination based on the rate and pressure of the job design and which is not influenced by the number of stages to be fractured.  Therefore, a fleet consisting of more pumps does not necessarily mean that this fleet can complete more stages than another fleet with fewer pumps.

United States Securities and Exchange Commission

February 27, 2017

Because the Company’s fleet compositions vary from time to time based on these customer job specifications, it would not be practical or meaningful to disclose the contribution of individual fleets to the Company’s operating and statistical metrics.  To the extent that individual fleets, basins or other variables have a material effect on the Company’s results of operations in future periods, the Company will provide disclosure on the impact of these variables in its future periodic filings.

The Company believes that the revised disclosures on pages (ii), 58 and 59 address this comment and the Staff’s prior comments four and eight.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 46

3.                                      We note that in response to prior comment 19 you have specified the amounts of depreciation, depletion and amortization that are attributable to but excluded from the costs of revenue measures that are required by Rule 5-03.2 of Regulation S-X. We continue to believe that you should expand your discussion in MD&A to address the complete measures of costs of revenue and costs of revenue as a percentage of total revenue, including the effects of depreciation, depletion and amortization.

For example, you should quantify total costs of revenue and discuss the extent to which these amounts have exceeded revenues each period, to balance disclosure that is presently focused on the incomplete costs of revenue measures in relation to revenues.  Please discuss depreciation, depletion and amortization attributable to costs of revenues and the reasons for material changes in these amounts and the relationship between these costs and revenue.

In addition, since you identify changes in fracturing cost per stage when discussing variances in cost of revenue between periods, please expand this disclosure to define, quantify and substantiate the relevance of these measures, with any insight readers should gain with your analysis. We reissue prior comment 19.

Response:  The Company acknowledges the Staff’s comment and has revised page 47 and 48 to update its discussion of costs of revenues and depreciation and amortization.

The Company intended for the discussion of fracturing cost per stage to be general in nature to help investors better understand the change in its costs of services line item.  The Company did not intend to place significant emphasis on cost per stage as an important metric for investors. Therefore, the Company has revised its disclosure of costs of revenues on page 47 to remove all references to cost per stage.

United States Securities and Exchange Commission

February 27, 2017

Financial Statements, page F-1

Note 2 — Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

4.                                      We have read your response to prior comment 20 in which you explain the statement of work includes pricing for the completion of each stage and the amount invoiced for a completed stage is not dependent upon the completion of any other stages.  Please include this detail in your revenue recognition accounting policy.

Please also clarify whether you are similarly entitled to be paid at the time of generating each invoice and explain how you are without any obligation to continue work, if this is your view, when the contract covers multiple stages.

Please indicate the extent to which the amounts you will earn for each stage under a contact are economic proportional with all stages to be completed; explain the basis for your assertion and submit a representational contract for our review.

Tell us the reasons you do not believe the guidance in FASB ASC 605 is applicable.

Response:  The Company acknowledges the Staff’s comment and has revised its revenue recognition policy disclosure on page F-11.

The Company advises the Staff that under its master services agreements and its statements of work, once a stage is completed and invoiced, the Company does not have a contractual obligation to continue to perform services on future stages in order to be entitled to payment of its invoice for past services provided.  Furthermore, the Company advises the Staff that under its master services agreements, while its customers have a right to terminate its services without cause, the customer continues to have a contractual obligation to pay the Company for stages completed prior to the termination, inclusive of the profit margin associated with the stages completed.

The Company believes its method of revenue recognition complies with both FASB ASC 605 and SAB Topic 13: Revenue Recognition. As indicated in the Company’s response to comment 20 issued by the Staff in its letter dated January 31, 2017, the Company concluded that the appropriate unit of account for recognizing revenue is the completion of a fracturing stage.  While the job requirements for different stages of a well may be similar to one another, there can be variations in the amounts and types of materials used.  The Company prices each stage of a well based on the specific time and material requirements for that stage. The pricing for each stage is independent of the pricing for any other stages anticipated to be completed for a customer.  All amounts invoiced for a particular stage are specifically tracked at the time the Company performs the service, specifically associated to the stage completed and confirmed by the customer representative.  No consideration received from a customer is allocated to one or more stages on a proportionate basis.  In addition, the Company does not provide discounts to customers in normal course for an individual stage or job that would cause disparity between the amount billed and the amount collected for each stage.  The Company has provided supplementally to the Staff a customer quote, which serves as the statement of work, and a master services agreement which is representative of the terms and conditions regarding generation of its invoices and payments for each stage of a well.

United States Securities and Exchange Commission

February 27, 2017

5.                                      On page 60 you state you primarily enter into service agreements with customers for the use of one or more fleets for a set period of time in exchange for a specified minimum volume commitment and an agreed price level that changes in accordance with oil and natural gas pricing indexes.

Please reconcile your description of pricing and the rendering of services under these agreements with the revenue recognition policy you described in response to prior comment 20, in which you indicate that revenue is recognized upon the completion of each stage and pricing for each stage is fixed and determinable within the agreement.

Response:  The Company acknowledges the Staff’s comment and has revised page 59 to clarify that under the Company’s typical dedicated fleet agreement, one or more hydraulic fracturing fleets is deployed exclusively to a customer to follow the customer’s completion schedule and job specifications until the agreement expires or is terminated in accordance with its terms.  The Company’s current service agreements do not provide for minimum volume commitments or pricing contingent upon or correlating to oil and natural gas price indexes.  The Company has also revised page 59 to include a cross reference to Note 2—“Summary of Significant Accounting Policies—Revenue Recognition” in Notes to Consolidated Financial Statements, which includes a discussion of pricing under the Company’s service agreements and revenue recognized for services.

Note 14 — Commitments and Contingencies, page F-29

Litigation, page F-30

6.                                      We have read your response to prior comment 21, indicating that all accounting for the litigation and settlement with Continental Industries Group, Inc. was included in your financial statements as of December 31, 2015.  Please describe more thoroughly the nature of the litigation and the reasons you had not reflected any accrual in your financial statements since 2012 when the claim arose, prior to finalizing matters early in 2016, if this is the case.

United States Securities and Exchange Commission

February 27, 2017

However, if you had undertaken any accounting for this litigation prior to 2015, please submit the details requested in our prior comment. Please also clarify if the extent of your accounting for this matter is limited to a settlement charge that is more than the $5.3 million jury award but less than the $8.1 million in legal costs mentioned in your reply.  Please follow the guidance in Rule 83 if you wish to request confidential treatment for any portion of your response.

Response:  The Company acknowledges the Staff’s comment and has revised pages F-29 and F-30 to provide more detail regarding the litigation with Continental.

The Company advises the Staff that it reviews all material litigation at each balance sheet date to determine whether a contingent loss should be recorded or disclosed in its financial statements.  At each balance sheet date from the date this litigation was filed through December 31, 2014, the Company concluded that a contingent loss was not probable for this litigation.  This conclusion was based on the Company’s numerous legal defenses including, but not limited to, the belief that Continental did not fulfill its obligations under the supply agreement and the fact that Continental did not reach an agreement with the Company on the material terms required for a valid purchase order. Accordingly, the Company recorded the effects of this litigation in its financial statements for the year ended December 31, 2015.

The Company confirms that the amount of the settlement charge was more than the $5.3 million jury award but less than the $8.1 million in legal costs mentioned in the Company’s prior response to comment 21.  The Company has provided supplementally to the Staff the settlement amount paid for this litigation.

* * * * * * *

Sincerely,

/s/ Charles T. Haag
Charles T. Haag

cc:                                                        Michael J. Doss, Chief Executive Officer, FTS International, Inc.
Lance Turner, Chief Financial Officer, FTS International, Inc.
Larry D. Cannon, Chief Administrative Officer, General Counsel, Chief
      Compliance Officer and Corporate Secretary, FTS International, Inc.
Merritt S. Johnson, Partner, Shearman & Sterling LLP